Exhibit 99.2

西安天美生物科技宣布2021财年财报创下新高

-	收入增加39.9%，达到2549万美元
-	2021财年全年实现净收入460万美元，稀释后每股收益达到0.68美元

中国西安，2022年2月2日—西安天美生物科技股份有限公司（纳斯达克代码：BON）（”天美生物”或”公司”），一家在天然、健康和个人护理行业提供关键活性成分及解决方案的领先供应商，今天宣布其截至2021年9月30日的全年财务业绩。

2021财年财务亮点

■	总收入为2549万美元，比2020年同期的1820万美元增长了39.9%。
■	毛利润从2020年同期的520万美元增加到710万美元，增长了36.7%。
■	管理费用从2020年同期的140万美金降至130万美金，同比下降3.2%，或43,344美元。
■	政府补助列示为其它运营收入，2021和2020财年分别为449,972和362,187美元。
■	净利润从2020年同期的310万美元增加到461万美元，增长了48.8%
■	调整后的息税折旧摊销前利润2021年财年较2020年同比增长了46.5%，由421万美金增至612万美金。
■	稀释后每股收益（”EPS”）为0.68美元，2020年同期为0.58美元
■	与2020年同期相比，2021年财年香料原料和膳食补充剂（固体饮料）大类产品销量增长7.9%和51.7%。生物活性食品原料产品销量2021年财年同比略微下降5.7%。

*本新闻稿末尾的附表包含财报的GAAP和非GAAP指标的调整。关于我们非GAAP指标的调整，请参见非GAAP财务指标的解释。

管理层讨论

“我们对公司业务的强劲需求的趋势感到高兴，并且对公司实现了两位数的销售增长和创下新高的收入感到自豪。这些结果充分的说明了我们强大的产品力、持续创新能力、以及我们作为客户重要合作伙伴的价值。” 天美生物公司董事长兼CEO胡永卫先生表示，”在短期内，因为全球疫情的久拖不决、全球贸易关系和宏观经融政策的变化，我们面临着前所未有的全球供应链挑战以及通货膨胀相关的原材料和物流相关成本的增加，但我相信我们团队完全有能力应对这些困境和压力。并且我们将”转为危机”，以此为契机推动公司的产品组合转向更技术含量和更高利润的产品系列，以增加我们的定价能力，获取更高的利润率；同时我们将提升优化产能，并实施强而有力的成本控制措施。值得一提的是，我们以人体微生物为靶标的终端系列产品2021年取得了显著进展，随着我们全天然个人护理产品-羽淳的成功推出，以及水苏糖益生菌粉等其他一系列产品陆续上市，在强大产品力和巨大市场需求的驱动下，我们对自己在终端用户市场快速取得的进展有充分的信心。最后一点，随着今年玉门工厂的完成投产，将能带来150%的收入增长，也使得我们能更高效地服务来自国内外的客户，加速我们的全球业务扩张计划，并为我们的投资者创造持久的长期价值。”

2021财年产品（按类别）与上年相比增长总结：

	收入增加（减少）	毛利润增加（减少）
香料原料	61.7%	82.3%
膳食补充剂（固体饮料）	71.2%	81.8%
生物活性食品原料	(5.6%)	(14.2%)

香料原料

■	香料原料的销售收入从2020年同期的790万美元增加了61.7%，达到1270万美元。这一增长主要是由于销量和平均售价分别增加了7.9%和39.2%，以及汇率带来的7.1%的增长。
■	香料原料的毛利润从2020年同期的160万美元增加82.3%至295万美元。增长的原因与上述相同。

膳食补充剂（固体饮料）

■	膳食补充剂（固体饮料）产品的销售收入从2020年同期的389万美元增加到670万美元，增长了71.2%。这一增长是由于销售量和平均售价分别增长51.7%和4.9%，以及汇率带来7.1%的增长。
■	膳食补充剂（固体饮料）的毛利润从2020年同期的113万美元增加到210万美元，增长了81.8%。增长的原因与上述相同。

生物活性食品原料

■	生物活性食品原料的销售收入从2020年同期的645万美元减少5.6%至610万美元。减少的主要原因是销售量减少了5.7%以及平均售价减少了7.0%。在2021年，新冠疫情在中国的传播得到控制，我们生物活性食品原料产品-水苏糖的客户订单因此减少，同时并被汇率带来的7.1%的增长所抵消。
■	生物活性食品原料的毛利润从2020年同期的245万美元减少14.2%至210万美元。减少的原因与上述相同。

销售费用从161,719美元减少到2021年同期的138,530美元，减少了23,189美元，或约14.3%。减少的原因是公司通过网络营销和销售推广，将重点转向国内大型客户，从而实现成本节约。

研究和开发费用从2020财年的205,359美元增长至249,050美元，增长了43,691美元，或约21.3%。增长的主要原因是研究材料的消耗增长了26,391美元以及研发测试和检验相关的费用增长了10,647美元。

政府补贴以补贴形式获得并确认为其他营业收入，在截至2021年9月30日和2020年9月30日的财年里，总额分别为446,910美元和332,418美元。

净利润从截止至2020年9月30日财年的310万美元增长至2021年同期的461万美元

经营活动产生的净现金在截止至2021年9月30日的财年期间为405万美元，2020年同期为264万美元。

每股基本收益（”EPS”）为0.69美元，2020年同期为0.58美元。

稀释后每股收益（”EPS”）为0.68美元，2020年同期为0.58美元。

报告期后事件

●	2021年11月11日，公司宣布其取消可变利益实体（”VIE”）架构，成为其在中国经营实体的唯一股东。
●	2022年1月12日，公司宣布收到了重庆福兜兜科技公司的首个以水苏糖和苹果提取物为基础的个人护理产品-羽淳的第一批采购订单，以打入消费者市场。

投资者电话会议和网络直播

讨论公司2021年财年财务业绩的网络直播将于2022年2月3日美国东部时间上午9:00开始。网络直播和相关PPT的获取可以访问公司的投资者网站 https://ir.bnlus.com/events-presentations/。对于无法观看网络直播的人，在活动结束后公司将在网站上提供录制版本。

西安天美生物有限公司

西安天美生物专注于膳食营养补充剂的生物活性成分的生产，如为食品制造商提供天然益生元；个人护理成分的生产，如为香水香料制造商提供从植物来源的香料原料，天然复配膳食补充剂生产，如固体饮料。欲了解更多信息，请访问公司网站：www.bnlus.com.

安全港声明

本新闻稿包含了1995年《私人证券诉讼改革法案》中的前瞻性声明。前瞻性声明包括了有关公司计划、目标、战略、未来事件或业绩的声明，以及其他假设和不包含历史事件的声明。当公司使用诸如”可能”、”将”、”打算”、”应该”、”相信”、”期望”、”预期”、”计划”、”估计”等或其他类似的表达方式，并不与历史事件有关，就是在做前瞻性声明。前瞻性声明不是对公司未来业绩的保证，涉及风险和不确定性，可能会导致实际结果与前瞻性声明中讨论的公司预期有实质性的差异。这些陈述受不确定性和风险因素的印象，包括但不限于：公司的目标和战略、公司的未来业务发展、公司产品和服务的需求、技术的变化、经济状况、中国天然健康和个人护理行业的发展及公司希望发展的其他国际市场、声誉和品牌、竞争和定价的影响、政府法规、中国及公司希望发展的其他国际市场的经济和商业状况的变动，以及与上述任何情况相关的假设和公司提交给SEC报告中所陈述的其他风 险。因此，我们提醒投资者不要过分依赖本新闻稿中的前瞻性陈述。公司向SEC提交的文件中讨论了其他因素，这些文件可在www.sec.gov上查阅。公司不承担公开修订本声明日期之后出现的事件或情况的前瞻性声明的义务。

更多信息，请联系：

In the United States:	In China:
Maggie Zhang | Impact IR	Sophie Zhang | Impact IR
Phone: (646) 893-8916	Email: maggie.zhang@irimpact.com
Email: sophie.zhang@irimpact.com

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30
	2021	2020
ASSETS
CURRENT ASSETS
Cash	$1,903,867	$53,106
Short-term investments	1,703,314	-
Accounts receivable, net	6,152,807	5,771,008
Inventories, net	1,596,492	1,016,442
Advance to suppliers, net	4,094,312	3,491,145
Deferred initial public offering costs	-	510,079
Acquisition deposit	1,000,000	-
Prepaid expenses and other current assets	98,960	7,434
TOTAL CURRENT ASSETS	16,549,752	10,840,214

Property, plant and equipment, net	19,228,642	14,171,963
Intangible assets, net	411,056	140,993
Right-of-use lease assets, net	201,007	-
Deferred tax assets, net	22,342	49,059
TOTAL ASSETS	$36,412,799	$25,202,229

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$41,381	$1,289,081
Current portion of long-term loans	448,005	1,227,346
Third party loans	-	690,327
Accounts payable	380,385	1,288,629
Due to related parties	245,104	2,322,990
Taxes payable	5,052,018	4,402,625
Deferred revenue	1,096,101	385,978
Accrued expenses and other current liabilities	41,711	56,604
Finance lease liabilities, current	161,286	33,389
Operating lease liability, current	62,871	-
TOTAL CURRENT LIABILITIES	$7,528,862	$11,696,969
Long-term loans	2,173,532	2,482,251
Finance lease liabilities, noncurrent	28,953	-
Operating lease liability, noncurrent	146,703	-
TOTAL LIABILITIES	9,878,050	14,179,220

COMMITMENTS AND CONTINGENCIES
EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 8,330,000 and 5,800,000 shares issued and outstanding as of September 30, 2021 and 2020, respectively	$833	$580
Additional paid in capital	15,540,433	5,251,205
Statutory reserve	1,050,721	579,922
Retained earnings	9,192,676	5,072,672
Accumulated other comprehensive income (loss)	222,221	(388,102)
TOTAL BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	26,006,884	10,516,277
Non-controlling interest	527,865	506,732
Total equity	26,534,749	11,023,009
TOTAL LIABILITIES AND EQUITY	$36,412,799	$25,202,229

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2021	2020	2019
REVENUE	$25,494,564	$18,219,959	$16,396,018
COST OF REVENUE	(18,382,637)	(13,017,646)	(11,113,922)
GROSS PROFIT	7,111,927	5,202,313	5,282,096

OPERATING EXPENSES
Selling expenses	(138,530)	(161,719)	(273,841)
General and administrative expenses	(1,323,726)	(1,367,070)	(1,310,215)

Research and development expenses	(249,050)	(205,359)	(522,867)
Total operating expenses	(1,711,306)	(1,734,148)	(2,106,923)

INCOME FROM OPERATIONS	5,400,621	3,468,165	3,175,173

OTHER INCOME (EXPENSES)
Interest income	3,207	714	2,271
Interest expense	(417,266)	(329,102)	(333,190)
Unrealized foreign transaction exchange gain (loss)	(45,124)	(248)	5,281
Gain on disposal of fixed assets	-	20,150	-
Government subsidies	449,972	362,187	140,295
Income from short-term investments	565	-	-
Other income	38,409	132,713	-
Total other income (expenses), net	29,763	186,414	(185,343)

INCOME BEFORE INCOME TAX PROVISION	5,430,384	3,654,579	2,989,830

INCOME TAX PROVISION	(820,931)	(556,262)	(427,194)

NET INCOME	4,609,453	3,098,317	2,562,636
Less: net income (loss) attributable to non-controlling interest	18,650	71,644	(11,167)
NET INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$4,590,803	$3,026,673	$2,573,803

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation adjustment	612,806	450,234	(281,699)
TOTAL COMPREHENSIVE INCOME	5,222,259	3,548,551	2,280,937
Less: comprehensive income (loss) attributable to non-controlling interest	21,133	81,737	(10,969)
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$5,201,126	$3,466,814	$2,291,906

EARNINGS PER SHARE
Basic	$0.69	$0.58	$0.50
Diluted	$0.68	$0.58	$0.50

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	6,615,833	5,210,649	5,166,667
Diluted	6,706,235	5,210,649	5,166,667

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2021	2020	2019
Cash flows from operating activities
Net income	$4,609,453	$3,098,317	$2,562,636
Adjustments to reconcile net income to cash provided by operating activities
Allowance for doubtful accounts	2,948	22,137	34,328
Depreciation and amortization	228,547	230,597	226,633
Inventory reserve (recovery)	(312,532)	29,539	-
Deferred income tax	29,109	(7,751)	(5,149)
Amortization of operating lease right-of-use assets	58,147	-
Amortization of stock options	44,910	-	-
Unrealized foreign currency exchange loss (gain)	45,124	248	(5,281)
Gain on disposal of property and equipment	-	(20,150)	-
Changes in operating assets and liabilities:
Accounts receivable	(89,543)	(284,546)	(2,912,222)
Inventories	(209,011)	1,636,321	6,681,972
Advance to suppliers, net	(399,262)	(3,021,739)	168,868
Prepaid expenses and other current assets	2,642	72,116	173,609
Accounts payable	(969,414)	(1,982,205)	(78,356)
Operating lease liabilities	(49,648)	-	-
Taxes payable	410,716	2,662,542	1,538,662
Deferred revenue	684,030	161,045	(1,223,824)
Accrued expenses and other current liabilities	(33,092)	46,605	(57,053)
Net cash provided by operating activities	4,053,124	2,643,076	7,104,823

Cash flows from investing activities
Purchase of short-term investments	(2,159,920)	-	-
Proceeds upon redemption of short-term investments	470,082	-	-
Purchase of property and equipment	(51,878)	(31,885)	(213,634)
Capital expenditures on construction-in-progress	(4,432,941)	(4,301,103)	(6,861,257)
Purchase of intangible assets	(269,088)	-	-
Refund (payment) of acquisition deposit	(1,000,000)	1,329,945	(1,355,067)
Net cash used in investing activities	(7,443,745)	(3,003,043)	(8,429,958)

Cash flows from financing activities
Net proceeds from issuance of Ordinary Shares in initial public offerings	11,271,480	-	-
Proceeds from short-term loans	1,257,225	2,033,570	4,008,293
Proceeds from long-term loans	1,245,871	319,342	-
Repayment of short-term loans	(2,563,433)	(2,872,778)	(4,514,482)
Repayment of long-term loans	(2,522,101)	-	-
Proceeds from (repayment of) borrowings from related parties	(2,262,378)	1,067,808	543,976
Proceeds from (repayment of) third party loans	(721,484)	238,133	(101,793)
Principal payment from (repayment of) finance lease	169,153	(392,030)	432,722
Capital contribution from non-controlling interest	-	-	435,964
Payment for deferred initial public offering costs	(521,651)	(281,553)	-
Net cash provided by financing activities	5,352,682	112,492	804,680

Effect of changes of foreign exchange rates on cash	(111,300)	6,810	(6,630)
Net increase (decrease) in cash	1,850,761	(240,665)	(527,085)
Cash, beginning of year	53,106	293,771	820,856
Cash, end of year	$1,903,867	$53,106	$293,771

Supplemental disclosure of cash flow information
Cash paid for interest expense	$417,266	$276,671	$333,190
Cash paid for income tax	$2,411	$-	$115,179
Supplemental disclosure of non-cash investing and financing activities
Amortization of share-based compensation for initial public offering services	$422,221	$211,112	$-
Right-of-use assets obtained in exchange for operating lease obligations	$257,564	$-	$-

Bon Natural Life Limited

GAAP to Non-GAAP Reconciliation

The following information and schedules provide reconciliation information between reported GAAP amounts and non-GAAP certain adjusted amounts. This information and schedules are not intended as, and should not be viewed as, a substitute for reported GAAP amounts or financial statements of the Company prepared and presented in accordance with GAAP.

Reconciliation of Adjusted EBITDA to Net Income
	30-Sep
	2021	2020
Net income	$4,609,453	$3,098,317
Interest expense	417,266	329,102
Income taxes	820,931	556,262
Depreciation and amortization	228,547	230,597
Non-cash item(1)	44,910	-
Adjusted EBITDA	$6,121,107	$4,214,278

(1) Non-cash item represents adjustment of stock-based compensation to reconcile net income to net cash provided by operations as presented on the Statement of Cash Flows